Wonder Auto Technology, Inc.
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013

October 4, 2006

By EDGAR Transmission and by Hand Delivery

Ms. Messeret Nega
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Wonder Auto Technology, Inc
Amendment No. 2 to Form S-1 filed September 6, 2006
File No. 333-13525

On behalf of Wonder Auto Technology, Inc. (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 15, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Summary, page 1

1.
We note that Halla recently entered into a credit facility agreement and that you recently entered into a share purchase agreement. Expand your disclosure in this section to discuss the material terms of both transactions and include a risk factor discussing the risk related to the credit facility.

Wonder Response: Per the Staff’s comments, we have added the following disclosure to discuss the material terms of both transactions under the caption “Summary.”

On August 21, 2006, our subsidiary Halla entered into a credit facility agreement with the Bank of China Jinzhou Tiebei branch pursuant to which the bank agrees to provide Halla a RMB 80 million (approximately $10 million) revolving credit facility. Of that amount, Halla has drawn an aggregate of RMB 60 million (approximately $7.5 million) as of September 25, 2006. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Recent Developments” for more details.

On August 23, 2006, our subsidiary Wonder Auto entered into a share purchase agreement with Winning International Development Limited or Winning, a BVI corporation, which holds 50% of the total shares of Jinzhou Dong Woo Precision Co. Ltd. or Dong Woo. Pursuant to this agreement, Winning will sell all of its shares of Dong Woo to Wonder Auto in exchange for a cash payment in the amount of $4.85 million. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Recent Developments” for more details.

We also have included the following risk factor discussing the risk related to the credit facility:

If our credit provider were to default on the credit facility agreement, our liquidity and business operation could be negatively affected.

We rely partially on credit facilities provided by various banks to provide the necessary liquidity to maintain our business operations, including the credit facility agreement, dated August 21, 2006, between our subsidiary Halla and the Bank of China Jinzhou Tiebei branch pursuant to which the bank has agreed to provide Halla a RMB 80 million (approximately $10 million) revolving credit facility. Of that amount, we have withdrawn an aggregate of RMB 60 million (approximately $7.5 million) as of September 25, 2006. If the banks were to default on any of the credit facility agreements, it could have a negative impact on our liquidity which in turn may damage our business operations and financial results.

Our Background and History, page 1

2.
Please revise the disclosure to indicate that until August 25, 2006 the company was known as MGCC Investments Strategies. Also, please revise the last paragraph under this section to indicate that MGCC Investments Strategies changed its name to Wonder Auto Technology, Inc.

Wonder Response: We have revised our disclosure under the caption “Our Background and History” which now provides, in pertinent part, that:

We were incorporated on June 8, 2000 in the State of Nevada under the name “MGCC Investment Strategies Inc.” On August 25, 2006, we amended our Articles of Incorporation and changed our name into Wonder Auto Technology, Inc.

Summary Consolidated Financial Information, page 3

3.
Please revise to indicate that the financial information presented for the interim periods presented is for the six months ended June 30, 2005 and 2006 rather than for the quarters ended June 30, 2005 and 2006.

Wonder Response: We have revised the table under the caption “Summary Consolidated Financial Information” per the Staff’s comments.

Market for Our Common Stock, page 11

4.	Please revise your disclosure regarding the market prices of your common shares to give retroactive effect to the 2.448719 for -1 forward stock-split.

Wonder Response: We have revised the disclosure regarding the high and low market prices of our common shares under the caption “MARKET FOR OUR COMMON STOCK” to give retroactive effect to the 2.448719 for -1 forward stock-split.

Dilution, page 11

5.
Based on your definition of net tangible book value per share of common stock on page 11 and 12, it appears that your net book value as of June 30, 2006 of $1.34 per share of common stock is not correct and should be approximately $1.30 per share. Please revise to correct this error or provide us with your calculation.

Wonder Response: We have changed our net tangible book value as of June 30, 2006 to $1.30 per share. Our calculation is as below:

	As per Condensed Consolidated Financial Statements of Wonder Auto Technology, Inc.
As of June 30, 2006
Total assets	$69,028,527
Less: Intangible assets
Know-how	(1,433,434)
Trademarks and patents	(2,986)

Total tangible assets	67,592,107
Total liabilities	(36,371,495)

Net tangible assets	$31,220,612	[a]

Number of outstanding shares of common stock as of June 30, 2006	$23,959,994	[b]

Net tangible assets per share	$1.30	[a]/[b]

Overview, page 37

6.	We note your response to prior comment four, but can not locate your revision. Please revise or advise.

Wonder Response: We hereby confirm that the references to our competitors have been deleted. The references to our competitors appeared under the caption “OUR BUSINESS - Our Internal and Strategic Research and Development Efforts - How We Created New Products and Enhance Existing Ones - Research and Development Expenses” in Amendment No. 1 to the Registration Statement. We have deleted such references per the Staff’s comments in the Amendment No. 2 to the Registration Statement that was filed with the Commission on September 6, 2006. Please refer to the first paragraph on page 38 of the redline contained in the binder we provided to the Staff on September 7, 2006.

Selling Stockholders, page 48

7.
We refer to footnote 12 under the selling stockholder table. From your current disclosure, it appears that the same person has voting or investment power over The Frost National Bank FBO BFS US Special Opportunities Trust PLC and RENN US Emerging Growth Fund Limited. Please confirm or revise to clarify.

Wonder Response: We hereby confirm that Russell Cleveland has the voting power and control power over the U.S. Special Opportunities Trust PLC, Premier RENN US Emerging Growth Fund Limited and Renaissance U.S. Growth Investment Trust PLC. We have revised footnote 12 to the Selling Stockholder table to reflect Mr. Cleveland’s voting power and control power over these three entities.

Index to Consolidated Financial Statements

8.	Please reconcile and revise your index to your financial statements so that it agrees with the heading on each financial statement in this registration statement.

Wonder Response: We have revised the index to the financial statements per the Staff’s comments.

MGCC Investments Strategies, Inc. Condensed Consolidated Financial Statements for the Six months ended June 30, 2006 and 2005

9.
Please revise the heading of all your financial statements in your filing to reflect your name change to “Wonder Auto Technology, Inc.” as shown in your cover page to the Form S-1 flied on September 6, 2006.

Wonder Response: We have revised the headings of the Condensed Consolidated Financial Statements for the three and six months ended June 30, 2006 and 2005 and of Consolidated Financial Statements for each of the three years in the period ended December 31, 2005 to reflect the recent name change to Wonder Auto Technology, Inc.

10.
As a result of your reverse acquisition on June 22, 2006, the financial statements of Wonder Auto Limited would be the only financial statements required for reporting purposes following the merger. In this regard, please remove the financial statements of MGCC Investment Strategies, Inc. for the years ended December 31, 2005, 2004 and 2003 presented on page F-63 through F-72.

Wonder Response: We have deleted the financial statements of MGCC Investment Strategies Inc. per the Staff’s comments.

Note 17 - Subsequent events, page F-22

11.
We note from your Form 8-K dated August 25, 2006 that pursuant to a Share Purchase Agreement entered into on August 23, 2006, you will purchase 50% of the total shares of Dong Woo Precision Co. Ltd. (“Dong Woo”) in exchange for a cash payment in the amount of US$4.85 million (the “Purchase Price”). We also note that if Dong Woo fails to attain a net income of RMB 13 million, you are entitled to deduct the Purchase Price proportionately with the amount of the unfulfilled net profit. In this regard, please include a subsequent events note to your financial statements describing the nature and terms of this transaction and your planned accounting treatment for this transaction. As part of your disclosure, describe how you will account for the contingent consideration associated with your entitlement of deducting the Purchase Price proportionately with the amount of unfulfilled net profit. Additionally, revise your MD&A to disclose the future impact this transaction will have on operations and liquidity. Furthermore, confirm that you tested this acquisition for significance as required by Article 3-05 of Regulation S-X and provide us with your calculation and basis that supports your conclusion that financial statements of Dong Woo are not required to be filed.

Wonder Response: Per the Staff’s comments, we have added the following disclosure as Note 17(b) to the Condensed Consolidated Financial Statements for the three and six months ended June 30, 2006 and 2005 and as Note 27(b) to the Consolidated Financial Statements for each of the three years in the period ended December 31, 2005:

On August 23, 2006 (“Date of Acquisition”), the Company’s wholly owned subsidiary, WAL, entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Winning International Development Limited (“Winning”), a British Virgin Islands corporation, which held 50% equity interest in Jinzhou Dong Woo Precision Co. Ltd (“Dong Woo”). The remaining 50% equity interest is held by two independent third parties in equal proportion (that is 25% each). Dong Woo was established in the People’s Republic of China and is a supplier of raw materials to WAL.

Pursuant to the Share Purchase Agreement, Winning sold all 50% equity interest of Dong Woo to WAL in exchange for a cash payment in the amount of $4.85 million (the “Purchase Price”) which is contingent on whether Dong Woo can attain a net income of $1.63 million (equivalent of RMB13 million) for the fiscal year ending December 31, 2006. If Dong Woo fails to attain $1.63 million, WAL is entitled to deduct the Purchase Price proportionately with the amount of the unfulfilled net income. WAL had all the rights as a shareholder of Dong Woo with respect to the shares covered by the Share Purchase Agreement as of the signing date of the Share Purchase Agreement.

According to the payment terms of the Share Purchase Agreement, $2.42 million of the Purchase Price should be paid within one month after signing of the Share Purchase Agreement and the remaining $2.43 million will be paid within 5 days after the confirmation by WAL that Dong Woo attains a net income of no less than $1.63 (or RMB13 million) for the fiscal year 2006. On September 22, 2006, WAL and Winning entered into a Supplemental Agreement whereby the first installment of $2.42 million was extended to be due on October 23, 2006. Up to September 27, 2006, $1.2 million was paid by WAL to Winning.

The board of directors of Dong Woo consists of 5 members, three out of which were nominated by WAL whilst the remaining two board members by the other two shareholders of Dong Woo. The board is the highest authority of Dong Woo and has power to make operating and financing decision. Any valid resolution of the board shall be made by over two third of the board members (i.e. four board members or more). Based on the foregoing, the management of the Company is of the view that the Company has significant influence over the operations of Dong Woo. Accordingly, the investment in Dong Woo is initially recognized at cost and subsequently accounted for under the equity method of accounting.

The Company’s investment in Dong Woo also includes goodwill of $2.77 million identified on acquisition, which represents the excess of the Purchase Price of $4.85 million over the attributable share (i.e. 50%) of fair value of acquired identifiable net assets of Dong Woo amounted to $2.08 million. Goodwill is not amortized and will be written down only when and if impairment is identified and measured, based on future events and conditions.

As mentioned in the aforesaid paragraphs, the Purchase Price is contingent on future income of Dong Woo. Based on the management accounts of Dong Woo for the nine months ended September 30, 2006, it earned net income of $1.12 million. The management considers that the target income will be achievable by Dong Woo and thus use $4.85 million for the computation of goodwill above. In case the target income cannot be reached, the goodwill will be adjusted down proportionately with the unfulfilled net income.

We also hereby confirm that we have tested the acquisition of Dong Woo for significance as required by Article 3-05 of Regulation S-X. The testing on significance is as below:

Test No. 1:

Purchase Price	[a	]	$4,850,000

Total assets of Wonder Auto Technology, Inc. as of December 31, 2005	[b	]	$52,089,921
	[a]/[b	]	9.3%

Test No. 2:

50% share of net income of Dong Woo for the year ended December 31, 2005	[c	]	$364,176

Net Income of Wonder Auto Technology, Inc. for the year ended December 31, 2005*	[d	]	$6,400,926
	[c]/[d	]	5.7%

*Net Income of Wonder Auto Technology, Inc. for the year ended December 31, 2005	[e	]	$6,400,926

Average annual net income of Wonder Auto Technology, Inc. over the past five years ended December 31, 2005	[f	]	$4,413,000

As [e] is greater than [f], [e] is used for the calculation in Test No. 2.

In view that it is less than 10% under both Test No. 1 and 2, no financial statements of Dong Woo are required to be filed.

Wonder Auto Limited Consolidated Financial Statements. page F-26
General

12.
Reference is made to your disclosure on page F-7, where you state that the RTO has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of WAL become the historical financial statements of the Company. Since this transaction needs to retroactively be reflected in each financial statement period presented in the filing, please revise the Company’s consolidated financial statements for the fiscal year ended December 31, 2005, 2004 and 2003 and all pertinent information affected throughout your filing to reflect the recapitalization as if the transaction occurred as of the beginning of the first period presented (i.e. January 1, 2003). Additionally, as requested in our prior comment 8 please revise your earning per share computations, and all related disclosures in the registration statement to give retroactive effect to the 2.448719 for -1 forward stock-split. In this regard, we note that your consolidated financial statements and related notes for the fiscal year ended December 31, 2005, 2004 and 2003 do not give retroactive effect to your forward stock-split.

Wonder Response: We have revised the Consolidated Financial Statements for the three fiscal years ended December 31, 2005, 2004 and 2003 and related notes to account for the retroactive effect of the reverse takeover transaction and the forward stock split.

Note 4 - Summary of significant accounting policies
Advertising, transportation, research and development expenses. page F-40

13.
We note your response to our prior comment 7, but do not believe you fully addressed the concerns raised in our prior comment. As previously requested, please disclose in your consolidated financial statements the nature of, amount and your accounting policy for “new product development,” “investment in research and development equipment” and “other research and development expenses.” Also, please disclose why you capitalize rather than expense your “investments in research and development equipment.” As part of your response, please explain why capitalization of these costs are appropriate, supported by the accounting guidance in paragraph 11(a) of SFAS No. 2. Additionally, disclose the useful life used to amortize your “investment in research and development equipment.”

Wonder Response: We have revised the section “Advertising, transportation, research and development expenses” of Note 4, which now provides that:

Advertising, transportation and other product-related costs are charged to expense as incurred.

Research and development costs include expenditure incurred for “new product development expenses”, “investment in research and development equipment” and “other research and development expenses”.

The “new products development expenses” include salaries of personnel engaged and other costs incurred for research and development of potential new products. They are expensed to Statement of Operations when incurred.

“Investments in research and development equipment” represent payments for acquisition of equipment for research and development use. This equipment has other alterative future uses, such as usage in Testing Department. The equipment is capitalized as tangible asset when acquired and included under Non-current assets “Property, plant and equipment” in the Financial Statements. Depreciation is provided according to the depreciation rates of corresponding categories of Property, plant and equipment being capitalized and included.

“Other research and development expenses” represent payments for routine and ongoing efforts to refine existing products. These expenses are charged to Statement of Operations when incurred.

Advertising expenses amounted to $15,992, $12,061 and $15,500 for three years ended December 31, 2005, 2004 and 2003 respectively are included in selling expenses.

Transportation expenses amounted to $342,805, $347,134 and $276,965 for three years ended December 31, 2005, 2004 and 2003 respectively are included in selling expenses.

Research and development expenditure for each of three years in the period ended December 31, 2005 are as follows:-

		Year ended December 31,
Nature	Included in	2005	2004	2003

New products development expenses	Cost of sales	$477,225	$278,784	$-

Investments in research and development equipment	Property, plant and equipment	645,925	695,610	146,675

Other research and development expenses	Cost of sales	346,959	375,532	178,426

		$1,470,109	$1,349,926	$325,101

Exhibit 23.1

14.
Your amended Form S-1 should contain a currently dated manually signed consent of the independent public accountant with respect to their reports on the registrant's financial statements. Please be aware that the current consents do not reflect the registrant's name change to "Wonder Automotive Technology, Inc." as shown in your cover page to the Form S-1 filed on September 6, 2006. Please revise the aforementioned consents and the "Experts" section accordingly.

Wonder Response: We have included a currently dated manually signed consent of PKF Hong Kong and such consent letter now reflects our name change to Wonder Auto Technology, Inc. We have also revised the “Experts” section and removed Meyler & Company LLC from the “Experts” section as we have deleted the financial statements of the shell company per the Staff’s comments.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-416) 5186632 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Wonder Auto Technology, Inc.

By:	/s/ Qingjie Zhao
Qingjie Zhao
Chief Executive Officer